SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 November 2016

Investor conference, business performance and dividend policy

Prudential is hosting a conference for investors and analysts on 16 November 2016 at the Langham Hotel, London. The event will start at 8.30am UK time, with presentations from management covering the Group and our businesses in Asia, the US and the UK.

Mike Wells, Group Chief Executive, said: "In today's Investor Conference, our management teams will provide you with detailed updates on the operational progress of each of our businesses and highlight the distinctive capabilities that underpin the sustainable profitable growth prospects of the Group."

Business performance update
The Group continues to benefit from the favourable structural opportunities in its key markets and its well established leadership positions. During the current period of heightened macro-economic and other external uncertainties, our performance is well supported by the diversification of our international operations, our focus on high-quality sources of income and our broad currency mix. The new business trends experienced in the first half of the year have continued in the third quarter of 2016, driven by Asia and selective participation in the US and the UK. Group new business profit totalled £1,970 million for the first nine months, with APE sales of £4,550 million.

In Asia, our performance remains underpinned by positive long-term demographic trends and the effectiveness of our execution across our diverse regional platform. In the first nine months, life APE sales increased by 16 per cent (25 per cent on an actual exchange rate basis), driven by our continued focus on regular premium sales, which were up 18 per cent and represented 94 per cent of the total. New business profit was 23 per cent higher (34 per cent on an actual exchange rate basis), reflecting volume growth and specific management actions to drive value, supported by increased contributions from health and protection, where new business profit was up 27 per cent in the period.

In asset management, Eastspring's total funds under management were £115.3 billion at 30 September 2016, compared to £89.1 billion1 at the start of the year, with year-to-date external net flows turning positive at the end of the third quarter.

On 10 November 2016, we announced that the Group has reached an agreement to sell 100 per cent of its Korean life business to Mirae Asset Life Insurance Co., Ltd. for KRW170 billion (equivalent to £119 million2), subject to regulatory approval. The proposed sale is consistent with Prudential's strategy of allocating its capital to markets where it is well positioned to generate attractive long-term returns for its shareholders.

In a period in which distributors are still adjusting to the Department of Labor standards,
Jackson remains focused on the delivery of superior financial solutions and account performance for our customers. As a result, Jackson continues to experience overall positive separate account net flows, totalling $4.6 billion for the first nine months despite variable annuity new premium levels 28 per cent lower, consistent with the trend observed in the first half of the year. Together with market appreciation, net inflows contributed to an 8 per cent year-to-date increase in separate account assets to $145.6 billion as at 30 September 2016.

Our UK life business has extended its successful new business performance of the first half of the year, driven by the continued popularity of its with-profits product range. In the first nine months of the year, new business profit from retail sales was 41 per cent higher, with APE sales from customers choosing our PruFund retail investment option increasing by 65 per cent. As a result, PruFund assets under management rose to £22.8 billion, 38 per cent higher than at the start of the year.

In the third quarter, M&G's retail asset management business has benefitted from the positive effects of market appreciation and a reduction in the level of net outflows, totalling £1.1 billion (1Q 2016: £4.1 billion net outflows, 2Q 2016: £2.0 billion net outflows). External assets under management were £136.2 billion at 30 September 2016, compared to £126.4 billion at the end of 2015.

The estimated Group shareholder Solvency II surplus at 31 October 2016 was £11.5 billion, equivalent to a capital ratio of 189 per cent (30 June 2016: £9.1 billion, equivalent to a capital ratio of 175 per cent).

Dividend policy
The Group also announces the following dividend policy update.

The Board will maintain its focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.

1  As reported.
2  KRW/GBP exchange rate of 1,433 at 9 November 2016 used (Source: Bloomberg). The consideration is denominated in KRW.

Enquiries:
Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

Investor conference
Today's investor conference is available to view via live webcast from [8.30]am UK time and the presentation materials can also be viewed on the Group website from the same time. To register for the webcast please follow the link below or visit the Group website at www.prudential.co.uk.
Link to webcast:
http://www.investis-live.com/prudential/580493d9f908861c0010b5b7/jdjg

Agenda
Time (UK time)	Topic	Speaker
08.30 - 08.50	Introduction and Group overview	Mike Wells
08.50 - 09.10	Group financial update	Nic Nicandrou
09.10 - 10.30	Asia	Tony Wilkey

10.50 - 12.00	US overview US distribution and DOL	Barry Stowe Alison Reed, Drew Bowden, Seth Harris

13.00 - 14.45	US financials, capital and ALM	Chad Myers

15.05 - 16.45	UK M&G UK Life	Anne Richards John Foley, John Warburton
16.45 - 17.45	Final Q&A

2017 financial calendar
2016 full-year results: 14 March 2017
2017 half-year results: 10 August 2017

New business performance Q3 year to date

	Actual Exchange Rate						Constant Exchange Rate
	Q3 2016 £m		Q3 2015 £m		Change %		Q3 2015 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia	2,531	1,306	2,021	976	25	34	2,183	1,061	16	23
US	1,148	485	1,278	557	(10)	(13)	1,407	613	(18)	(21)
UK retail1	871	179	613	127	42	41	613	127	42	41
Total Group1	4,550	1,970	3,912	1,660	16	19	4,203	1,801	8	9

1 Excluding UK bulk annuities as Prudential has withdrawn from this market. In the first nine months of 2015 UK bulk annuities contributed APE sales of £149 million and new business profit of £104 million.

Basis of Preparation
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the nine months ended 30 September 2015 unless otherwise indicated.

	Average Rate *			Closing Rate
Local Currency: £	Q3 2016	Q3 2015	% Change**	Q3 2016	Q3 2015	% Change**
Hong Kong	10.81	11.88	10%	10.08	11.74	16%
Indonesia	18,547.39	20,340.23	10%	16,953.25	22,191.09	31%
Malaysia	5.69	5.80	2%	5.37	6.66	24%
Singapore	1.91	2.09	9%	1.77	2.15	21%
US	1.39	1.53	10%	1.30	1.51	16%
*Average rate is for the 9 month period to 30 September.
**Change represents the appreciation (depreciation) of local currency against GBP.

The valuation of EEV new business profit for the first nine months of 2016 represents post-tax profit determined under the methodology as set out in our 2016 Half Year Financial Report. The non-economic assumptions applied are consistent with those at 30 June 2016 other than for the reduction in the UK corporation tax rate to 17 per cent effective from 1 April 2020, for which the impact on new business profit is not material.

The key economic assumptions are as follows:

	Risk discount rate %		Government bond yield %
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
Asia operations: 1
Hong Kong2	3.1	3.5	1.6	2.1
Indonesia	11.1	13.6	7.2	9.8
Malaysia	6.0	6.6	3.6	4.2
Singapore	3.4	4.3	1.8	2.6
US operations: Variable Annuity1,3	6.1	6.7	1.6	2.1
UK operations: 4,5	4.3	5.6	1.3	2.2

1  For Asia and US operations the risk-free rates shown are 10-year government bond yields. For UK operations 15 year gilt rates are shown.
2   For Hong Kong the assumptions shown are for US dollar-denominated business. For other territories, the assumptions are for local currency-denominated business.
3  For US operations the pre-tax expected long-term nominal rate of return for US equities was 5.6 per cent at 30 September 2016 and 6.1 per cent at 30 September 2015.
4   For UK business, following the implementation of Solvency II on 1 January, the risk-free rate is based on a yield curve.  At 30 September 2016 a single risk discount rate based on the yield curve is shown. At 30 September 2015, the risk-free rate and discount rates were based on a flat 15-year gilt rate at the end of the period.
5   Mostly relates to with-profits business.

The Solvency II estimate at 31 October 2016 has been prepared on a consistent basis with that set out in the 2016 Half Year Financial Report under 'Additional Financial Information' Section II c), which should be read in conjunction with the 'Risk Factors' also set out in the 2016 Half Year Financial Report.

About Prudential plc
Prudential plc, which is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers. It has £562 billion of assets under management (as at 30 June 2016). Prudential plc is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates; the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at
www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer